UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yarraman Winery, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

98508 F 10 7
(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 98508F 10 7	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delta Dawn Pty Ltd, as trustee for the Yarraman Road Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING ERSON WITH	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER N/A
1	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Yarraman Winery, Inc., a Nevada corporation (the “Company”). The address of the Company's principal executive office is 6767 W. Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Delta Dawn Pty Ltd (“Delta Dawn”).

(b) Delta Dawn’s business address and principal office is c/o Yarraman Estate, 700 Yarraman Road, Wybong, Upper Hunter, New South Wales, 2333 Australia.

(c) Delta Dawn acts as the trustee for the Yarraman Road Trust, an Australian unit trust.

(e) During the past five years, neither Delta Dawn, nor, to the knowledge of Delta Dawn, has any officer, director or control person of Delta Dawn, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delta Dawn was organized under the jurisdiction of Australia.

Item 3. Source and Amount of Funds and Other Consideration.

15,000,000 shares of Common Stock were issued to Delta Dawn by the Company in connection with the Share Exchange Agreement (the “Exchange Agreement”) with Yarraman Estate Pty Limited, a privately owned Australian company (“Yarraman Australia”), Delta Dawn, as trustee of the Yarraman Road Trust (the “Trust”), the nominal holder of such shares, and holders of interests in the Trust (the “Unitholders”), pursuant to which the Company acquired all of the issued and outstanding shares of stock of Yarraman Australia in exchange for the issuance in the aggregate of 15,000,000 shares of common stock of the Company to the Trustee (the “Share Exchange”) for the benefit of the Unitholders.

Delta Dawn Pty Ltd., as trustee of the Yarraman Road Trust holds 60% of the outstanding shares of the Company. The Unitholders are entitled to the benefit of the assets of the Trust in the proportion in which they are registered as holding units from time to time. Delta Dawn has the discretionary voting power over the shares and may be deemed to directly, beneficially hold the shares of the Registrant. Delta Dawn disclaims beneficial ownership in such shares, except to the extent of its pecuniary interest therein. As a result of their rights under the documents governing the Trust, shares of common stock directly owned by Delta Dawn may also be deemed to be beneficially owned by the Unitholders.

Item 4. Purpose of Transaction.

The purpose of the transactions described in Item 3 was for Delta Dawn to acquire the shares of Common Stock of the Company for investment. Delta Dawn does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Page 4 of 5 Pages

Item 5. Interest in Securities of the Company.

(a) Delta Dawn is the trustee of the Yarraman Road Trust and as a result may be deemed to be the beneficial owner of an aggregate of 15,000,000 shares of Common Stock, representing approximately 60% of the total issued and outstanding shares of Common Stock.

(b) Delta Dawn may be deemed to have the sole power to vote or to direct the vote, and may be deemed to have the sole power to dispose or direct the disposition of the 15,000,000 shares of Common Stock held on behalf of the Unitholders.

(c) Other than the acquisition of the shares as reported in this Schedule 13D, Delta Dawn has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

(1)  Share Exchange Agreement, dated as of December 22, 2005 (included as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 22, 2005 and incorporated by reference herein).

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Delta Dawn Pty Ltd.

Dated: December 22, 2005	By:	/s/ Richard P. Lazar
Name: Richard P. Lazar
Title: Director